Exhibit 99.1

Kenon Holdings Reports Q2 2026 Results and Additional Updates

Singapore, September 8, 2026. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q2 2026 and additional updates.

Q2 and Recent Highlights

Kenon

•	In August 2026, Kenon received approximately $93 million (net of certain outstanding costs and subject to tax) from the Republic of Peru in connection with payment of the International Centre for Settlement of Investment Disputes arbitration award in favor of Kenon and its subsidiary, concluding this matter.

OPC

•	OPC’s net profit in Q2 2026 was $15 million, as compared to $1 million in Q2 2025.

•	OPC’s Adjusted EBITDA including proportionate share of associated companies[1] in Q2 2026 was $131 million, as compared to $90 million in Q2 2025.

•	In June 2026, OPC announced, in respect of the Hadera expansion project (as described below), entry into a financing agreement and an engineering, procurement and construction agreement and receipt of tariff approval from the Israeli Electricity Authority. Financial closing of the project occurred in June 2026.

•	In August 2026, OPC issued NIS 600 million (approximately $202 million) of Series E bonds.

1Adjusted EBITDA including proportionate share of associated companies is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated September 8, 2026 for the definition of OPC’s EBITDA and Adjusted EBITDA including proportionate share of associated companies and a reconciliation to profit for the applicable period.

Discussion of Results for the Three Months ended June 30, 2026

Kenon’s consolidated results of operations primarily comprise the consolidated results of OPC Energy Ltd (“OPC”), in which Kenon holds an interest of approximately 46%2.

See Exhibit 99.2 of Kenon’s Form 6-K dated September 8, 2026 for a summary of Kenon’s consolidated financial information; a summary of OPC’s consolidated financial information; a reconciliation of OPC’s EBITDA and Adjusted EBITDA including proportionate share of associated companies (which is a non-IFRS measure) to profit for the period.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements. OPC publishes its results in U.S. Dollars starting in Q1 2026.

Summary Financial Information of OPC

	For the three months ended June 30,
	2026	2025
	$ millions
Revenue	379	196
Cost of sales (excluding depreciation and amortization)	(265)	(150)
Finance expenses, net	(22)	(20)
Share of profit of associated companies, net	4	21
Profit for the period	15	1
Attributable to:
Equity holders of OPC	12	1
Non-controlling interest	3	-

Adjusted EBITDA including proportionate share of associated companies[3]	131	90

For condensed consolidated OPC’s results for the relevant periods, please refer to Appendix B.

Revenue

	For the three months ended June 30,
	2026	2025
	$ millions
Israel	203	153
U.S.	176	43
Total	379	196

OPC’s revenue increased by $183 million in Q2 2026 as compared to Q2 2025.

Set forth below is a discussion of changes in the key components in revenue for Q2 2026 as compared to Q2 2025.

Israel

•	Revenue from sale of energy to private customers in Israel – OPC’s revenue from the sale of electricity to private customers is derived from electricity sold at the generation component tariff, as published by the Israeli Electricity Authority, with some discount. Accordingly, changes in this tariff generally affect the prices paid by customers under power purchase agreements. The weighted-average generation component tariff in Q2 2026 was NIS 0.2890 per KW hour, which is approximately 2% lower than NIS 0.2939 per KW hour in Q2 2025. OPC’s revenue from the sale of energy to private customers increased by $26 million in Q2 2026 as compared to Q2 2025, primarily due to an increase of $14 million relating to higher customer consumption and an increase of $17 million driven by the strengthening of the New Israeli Shekel against the U.S. Dollar during the period; and

•	Revenue from private customers in respect of infrastructure services in Israel – Increased by $24 million in Q2 2026 as compared to Q2 2025, primarily as a result of an increase of $16 million due to higher customer consumption and an average increase in tariffs, and an increase of $8 million due to strengthening of the New Israeli Shekel against the U.S. Dollar during the period.

2 Including approximately 2% of OPC’s outstanding shares subject to a collar arrangement.

3 Non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated September 8, 2026 for the definition of OPC’s EBITDA and Adjusted EBITDA including proportionate share of associated companies and a reconciliation to profit for the applicable period.

United States

•	Revenue from sale of electricity (Energy Transition) in the U.S. – Increased by $110 million in Q2 2026 as compared to Q2 2025, primarily as a result of the first-time consolidation of the Shore and Maryland power plants from January and May 2026, respectively; and

•	Revenue from sale of electricity (retail) activities in the U.S. – Increased by $24 million in Q2 2026 as compared to Q2 2025 primarily as a result of increase in scope of services.

Cost of Sales (Excluding Depreciation and Amortization)

Set forth below is a summary of OPC’s cost of sales (excluding depreciation and amortization) in Israel and the U.S. for Q2 2026 and Q2 2025.

	For the three months ended June 30,
	2026	2025
	$ millions
Israel	153	115
U.S.	112	35
Total	265	150

OPC’s cost of sales (excluding depreciation and amortization) increased by $115 million from Q2 2025 to Q2 2026. Set forth below is a discussion of significant changes in cost of sales between Q2 2026 and Q2 2025.

Israel

•	Expenses in respect of acquisition of energy in Israel – Increased by $9 million in Q2 2026 as compared to Q2 2025 primarily as a result of increased customer consumption; and

•	Expenses in respect of infrastructure services in Israel – Increased by $24 million in Q2 2026 as compared to Q2 2025 primarily as a result of higher average tariffs during the period.

United States

•	Expenses for sale of electricity (Energy Transition) in U.S. – Increased by $52 million in Q2 2026 as compared to Q2 2025, primarily as a result of the first-time consolidation of the Shore and Maryland power plants from January and May 2026, respectively; and

•	Expenses for sale of electricity (retail) in U.S. – Increased by $23 million in Q2 2026 as compared to Q2 2025, primarily as a result of increase in scope of services.

Finance Expenses, net

Finance expenses, net in Q2 2026 were $22 million, as compared to $20 million in Q2 2025.

Share of Profit of Associated Companies, net

OPC’s share of profit of associated companies, net decreased by $17 million in Q2 2026 as compared to Q2 2025, primarily as a result of commencement of consolidation in its financial statements for the Shore, Basin Ranch (under construction) and Maryland power plants from January, February and May 2026, respectively.

For further details of the results of associated companies of CPV Group LP (a 70%-owned subsidiary of OPC), refer to OPC’s immediate report published on the Tel Aviv Stock Exchange (“TASE”) on August 12, 2026 and the convenience English translations furnished by Kenon on Form 6-K on August 12, 2026.

Liquidity and Capital Resources

As of June 30, 2026, OPC had unrestricted cash and cash equivalents of $1,261 million, restricted cash of $187 million (including restricted cash used for debt service), and total outstanding consolidated indebtedness of $2,977 million, consisting of $204 million of short-term indebtedness and $2,773 million of long-term indebtedness. As of June 30, 2026, a substantial portion of OPC’s debt was denominated in NIS.

As of June 30, 2026, OPC’s proportionate share of debt (including accrued interest) of CPV associated companies was $642 million and its proportionate share of cash and cash equivalents was $56 million.

Business and other Developments

Hadera Expansion Project updates

In June 2026, OPC announced entry into (i) a financing agreement and (ii) an engineering, procurement and construction agreement, each in respect of the construction of a combined-cycle natural gas-fired power plant with an estimated capacity of approximately 850 MW, designated for construction on land adjacent to OPC’s Hadera power plant (the “Hadera Expansion Project”).

Also in June 2026, OPC announced receipt of tariff approval from the Israeli Electricity Authority in accordance with the regulatory framework expected to apply to the Hadera Expansion Project. OPC subsequently reported that financial closing was completed and construction of the Hadera Expansion Project commenced in June 2026.

For further information on the Hadera Expansion Project, see Kenon’s Reports on Form 6-K furnished to the Securities and Exchange Commission (“SEC”) on August 12, 2026, June 19, 2026, June 3, 2026, May 21, 2026, May 20, 2026, March 2, 2026 and Kenon’s Annual Report on Form 20-F filed with the SEC.

Rogue’s Wind project updates

OPC reported completion of construction and commencement of commercial operations of the Rogue’s Wind project, a wind project located in Pennsylvania with a capacity of 114 MW, and receipt of the project’s tax partner $160 million investment.

Series E Bonds

In August 2026, OPC issued NIS 600 million (approximately $202 million) of Series E bonds.

Additional Kenon Updates

Kenon’s (stand-alone) Liquidity and Capital Resources

As of June 30, 2026, Kenon’s stand-alone cash was $512 million. As of August 31, 2026, Kenon’s stand-alone cash was $605 million. There is no material debt at the Kenon level.

Kenon’s stand-alone cash includes cash and cash equivalents and other treasury management instruments.

Receipt of Payment of Arbitration Award by the Republic of Peru

In August 2026, the Republic of Peru paid the International Centre for Settlement of Investment Disputes arbitration award issued in favor of Kenon in October 2023 (the “Award”). The total payment was approximately $203 million, of which Kenon’s share (after allocation of a portion of the proceeds to a capital provider and payment of certain outstanding expenses) was approximately $93 million, subject to tax. The payment reflects final payment of amounts payable by the Republic of Peru in connection with the Award and conclusion of this matter.

For further information, see Kenon’s Report on Form 6-K furnished to the SEC on August 19, 2026.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements include statements relating to OPC, OPC’s construction and development projects, and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to OPC’s projects including, meeting the conditions to proceed with projects, financing relating to projects including capacity, expected tax benefits, expected attributes of projects, and other risks and factors including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Deepa Joseph Chief Financial Officer IR@kenon-holdings.com

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